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                             June 25, 2020

       Bruno Constantino
       Chief Financial Officer
       XP Inc.
       Av. Chedid Jafet, 75, Torre Sul, 30th Floor
       Vila Ol mpia   S o Paulo
       Brazil 04551-065

                                                        Re: XP Inc.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted June 24,
2020
                                                            CIK No. 0001787425

       Dear Mr. Constantino:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Please contact Sonia Bednarowski at 202-551-3666 or Justin Dobbie, Legal Branch
       Chief, at 202-551-3469 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Finance